Bon Natural Life Limited

C601, Gazelle Valley, No.69 Jinye Road.

Xi’an Hi-tech Zone, Xi’an, China

March 14, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Bon Natural Life Limited
Registration Statement on Form F-1
File No. 333- 283333

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bon Natural Life Limited, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, on Friday, March 14, 2025, or as soon as practicable thereafter.

Very truly yours,

Bon Natural Life Limited

By:	/s/ Yongwei Hu
Yongwei Hu
Chief Executive Officer